July 3, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amy Geddes Joel Parker Brian Fetterolf Erin Jaskot

Re:	Comment Letter dated April 28, 2023 Almacenes Éxito S.A. Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted April 3, 2023 CIK No. 0001957146

Ladies and Gentlemen:

Almacenes Éxito S.A. (the “Company”) is submitting this letter in response to the comment letter dated April 28, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Draft Registration Statement on Form 20-F submitted to the Commission for confidential review on April 3, 2023 (the “Draft Registration Statement” and, as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), a revised Registration Statement. The Registration Statement includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect updates and developments in the Company. In addition, the Registration Statement includes the Company’s audited historical consolidated financial statements as of and for the year ended December 31, 2022, as well as the Company’s unaudited interim historical consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-20 submitted April 3, 2023

Item 3. Key Information

D. Risk Factors

“High rates of inflation . . .” , page 20

1.	We note your response to comment 3. Please further revise your disclosure here, and elsewhere as appropriate, to update the data on inflation to cover 2022 and any relevant periods in 2023, as well as including specific information on economic measures, such as reduced consumer spending, where material. Ensure that your disclosure is consistent in presenting such data. For example, you disclose that “inflation increased by 0.19% in 2021, as compared to 2020,” however, your disclosure also states that “the measure of inflation, for the years ended December 31, 2021 and 2020 was 5.62% and 1.61%, respectively,” indicating that inflation in Colombia increased by more than 0.19%.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 69-71 of the Registration Statement in response.

2.	Please revise this risk factor to state specifically how inflationary pressures have impacted your business and results of operations, including your costs and expenses, and provide specific examples of such impact. Quantify the impact for recent periods, to the extent practicable. Please also identify the actions you have taken, or plan to take, to mitigate inflationary pressures. We note, for example, your reference to price increases. In your related discussion in “Item 5. Operating and Financial Review and Prospects,” elaborate upon how “inflationary hikes” could affect you in the short- and long-term, including the impact on your working capital needs if your margins are ultimately compressed moving forward in the event that you are not able to pass on price increases to your customers. In this regard, we note your disclosure that “we cannot guarantee that we will be able to pass on price increases to our customers, in the event of further inflation hikes, which could have a material adverse effect on us.” Refer to Items 5.B and 5.D of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 73-74 of the Registration Statement in response.

“Exchange rate volatility may adversely affect . . .” , page 21

3.	We note your revised disclosure in response to comment 4. Please further revise this risk factor to include recent data regarding the exchange rate between the Colombian peso and the U.S. dollar, as we note the continued depreciation of the Colombian peso against the U.S. dollar after 2021. Please provide examples of how this depreciation impacts the presentation of your revenues when expressed in U.S. dollars, and include a specific example so that investors understand the impact.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22-23 and 72 of the Registration Statement in response.

Item 5. Operating and Financial Review and Prospects

Revenue from contracts with customers

Low-cost & other, page 70

4.	Please quantify the increase in revenue resulting from the sales of the 18 new Super Inter Vecino stores. Refer to item 5 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Registration Statement in response.

Audited Consolidated Financial Statements as of and for the years ended December 31, 2021 and 2020

Note 1.2. Subsidiaries with material non-controlling interests, page F-18

5.	We note your revised disclosure in Note 1.1 in response to comment 21. Please tell us why you have not revised the percentage of equity interest held by non-controlling interests to correspond to the changes made in Note 1.1.

The Company respectfully acknowledges the Staff’s comment and clarifies that the table in Note 1.2 to the Éxito Group’s audited historical consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (the “audited consolidated financial statements”), on page F-65 of the Registration Statement, and Note 1.2 to the Éxito Group’s unaudited interim historical consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022 (the “unaudited interim consolidated financial statements”), on page F-10 of the Registration Statement, disclose ownership percentages held by non-controlling interests (“NCIs”) in each subsidiary that has material NCI, considering the ultimate ownership interest held by NCIs at the Almacenes Éxito S.A. consolidated level and calculated considering both direct and indirect ownership.

In addition, the Company has further revised the table in Note 1.1 to the audited consolidated financial statements on pages F-64 to F-65 of the Registration Statement (with reference to December 31, 2022), and added the following columns:

(a)	Stock ownership of direct controlling entity 2022: representing the direct ownership percentage held by the immediate parent company of the subsidiary.

(b)	Stock ownership in the parent: the ownership of Almacenes Exito S.A. in the parent of the indirectly held subsidiary.

(c)	Total direct and indirect ownership: representing the direct and indirect ownership percentage held by Almacenes Éxito S.A. at the consolidated level considering both, direct and indirect ownership.

(d)	Total non-controlling interest: representing direct and indirect ownership percentage held by NCIs at the Almacenes Éxito S.A. consolidated level considering both, direct and indirect ownership, which is consistent with the percentages disclosed in Note 1.2 to the audited consolidated financial statements.

The Company has made similar disclosures with reference to March 31, 2023 in Note 1.1 to the unaudited interim consolidated financial statements, on pages F-8 to F-9 of the Registration Statement.

Put options on the holders of non-controlling interests, page F-25.

6.	We note your response and revised disclosure to comment 23. Please address the following:

●	Tell us when the put on the Grupo Disco non-controlling interest (NCI) was originally issued and the accounting applied for initial recognition.

●	Disclose the key terms and provisions of the put on Grupo Disco NCI, including whether there is any maturity date.

●	Tell us whether you have any voting, decision making or dividend rights to the shares held by the NCI holder.

●	You state that you determine the amounts that would have been recognized for NCI, including the allocation of profit and loss. Clarify if you are recording the NCI allocation of profit and loss in your income statement.

●	Provide us with the associated accounting entries made at the end of the 2021 and 2020 reporting period. Also, reconcile the entry activity to the changes in fair value of put option on non-controlling interests and other movements line item in the statement of changes in equity and explain any differences.

●	Disclose that the IASB is considering the accounting for written puts on NCI as part of its project on Financial Instruments with Characteristics of Equity and thus there may be changes in the accounting going forward pending resolution of the standard setting project.

The Company respectfully acknowledges the Staff’s comment and has assessed each of the items in bullets above as follows:

●	Tell us when the put on the Grupo Disco non-controlling interest (NCI) was originally issued and the accounting applied for initial recognition.

The Company recognized the put option upon acquiring control of Grupo Disco Uruguay S.A. (“Grupo Disco”) in 2015. The Company recorded the NCI on Grupo Disco at its fair value at the acquisition date, in accordance with paragraph 19 of IFRS 3. Concurrently, the Company started to apply the current accounting policy described in Note 4 to the audited consolidated financial statements, on page F-73 of the Registration Statement, under which at December 31, 2015, the carrying value of the NCI subject to the put was derecognized and a financial liability was initially recognized in the statement of financial position.

●	Disclose the key terms and provisions of the put on Grupo Disco NCI, including whether there is any maturity date.

Since the Company acquired control of Grupo Disco, the NCI holds a 37.51% ownership interest, however, only a 29.82% interest is subject to the put option.

The key terms and provisions of the put on the Grupo Disco NCI are:

●	The put option is exercisable at any time by the holders, until expiry on June 30, 2025.

●	The put option exercise price is the greater of:

(i)	the fixed price per share of $0.30 in US dollars as stated in the put option contract adjusted at a rate of 5% per year,

(ii)	a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco as of the exercise date, or

(iii)	a multiple of 12 times the average net income of the past two years of Grupo Disco.

The Company has made revisions to Note 20 to the audited consolidated financial statements, on page F-110 of the Registration Statement, and Note 20 to the unaudited interim consolidated financial statements, on page F-30 of the Registration Statement, to disclose the above.

●	Tell us whether you have any voting, decision making or dividend rights to the shares held by the NCI holder.

The Company does not have any voting, decision making or dividend rights on the shares held by the NCI shareholders subject to the put. The NCI shareholders have received their proportionate share of dividends paid through the years. In addition, the board of directors of Grupo Disco includes members with a minority voting power that have been appointed by the NCI shareholders.

●	You state that you determine the amounts that would have been recognized for NCI, including the allocation of profit and loss. Clarify if you are recording the NCI allocation of profit and loss in your income statement.

The Company confirms that it is recording the NCI allocation of profit and loss for Grupo Disco in its statement of profit or loss for each reporting period.

The Company has revised Note 1.2 to the audited consolidated financial statements, on page F-66 of the Registration Statement, to disclose amounts of profit allocated to the NCI of Grupo Disco, including the amounts allocated to the NCI subject to the put option, under the column “Profit or loss attributable to non-controlling interest”.

●	Provide us with the associated accounting entries made at the end of the 2021 and 2020 reporting period. Also, reconcile the entry activity to the changes in fair value of put option on non-controlling interests and other movements line item in the statement of changes in equity and explain any differences.

The Company advises the Staff, that in responding to this comment, the Company identified an error on how it had been accounting for the equity effects of the put option. The Company was recording the difference between the carrying amount of NCI subject to the put and the put financial liability amount at the end of the reporting period in NCI instead of in equity transactions between shareholders, within equity holders of the parent, as described in the Company’s accounting policy. The effect of correcting this error resulted in a decrease to equity attributable to equity holders of the parent (transactions between shareholders) and an increase to NCI of COP 126,390 million at December 31, 2021, COP 78,277 million at December 31, 2020 and COP 25,825 million at January 1, 2020.

The Company concluded that such error is immaterial to the consolidated financial statements as of and for the years ended December 31, 2021 and 2020, as a whole, given that it did not impact consolidated assets, liabilities and total shareholders’ equity as of December 31, 2021 and 2020 or profit for the year, total comprehensive income and cash flows for the years ended December 31, 2021 and 2020.

As disclosed in Note 2.1 to the audited consolidated financial statements on page F-68 of the Registration Statement, the Company has voluntarily elected to correct prior periods for the immaterial error and corrected the statements of changes in equity in the audited consolidated financial statements, on page F-61 of the Registration Statement, to more clearly present all the impacts in equity of the accounting of the put option, including the related foreign currency translation adjustment of the put option liability, in one single line: “Changes in financial liability of the put option on non-controlling interests, including related translation adjustments”. In addition, the difference between the carrying amount of the non-controlling interest subject to the put option and the put option financial liability amount at the end of the reporting period, has been included in the “Hyperinflation effects and transactions between shareholders” column within equity attributable to the equity holders of the parent.

Following the correction of the immaterial error mentioned above, the associated accounting entries of the Grupo Disco NCI for the years ended December 31, 2022, 2021 and 2020 are as follows:

in millions of COP	NCI not subject to put option (7.69%)	NCI shares held by put holders (29.82%)	Total Grupo Disco NCI (37.51%)		Accounting entry at end of period
Opening balance at January 1, 2020	91,146	-	91,146
Profit for the period	9,530	36,965	46,495
Other comprehensive loss	(318)	(1,231)	(1,549)
Dividends declared	(3,819)	(14,811)	(18,630)
Other movements	(56)	(215)	(271)
Derecognition of NCI subject to the put	-	(20,706)	(20,706)	C	Dr NCI Cr Put option liability
Balance at December 31, 2020	96,485	-	96,485
Profit for the period	8,877	34,430	43,307
Other comprehensive income (loss)	243	944	1,187
Dividends declared	(9,061)	(35,144)	(44,205)
Other movements	(62)	(242)	(304)
Derecognition of NCI subject to the put	-	12	12	F	Cr NCI Dr Put option liability
Balance at December 31, 2021	96,482	-	96,482
Profit for the period	11,032	42,790	53,822
Other comprehensive income (loss)	(278)	(1,080)	(1,358)
Dividends declared	(20,145)	(78,133)	(98,278)
Other movements	-	-	-
Derecognition of NCI subject to the put	-	36,423	36,423	I	Cr NCI Dr Put option liability
Balance at December 31, 2022	87,092	-	87,092

Following the correction of the immaterial error mentioned above, the reconciliation of the entry activity of the Grupo Disco NCI subject to the put to the changes in the put option financial liability, including related translation adjustments in the statement of changes in equity for the years ended December 31, 2022, 2021 and 2020, is as follows:

in millions of COP	Put option liability		Accounting entries
Opening balance at January 1, 2020	379,538	A
Translation difference recognized in OCI (i)	(35,311)	B	Dr Put option liability Cr Other comprehensive income
Derecognition of NCI subject to the put	20,706	C	Dr NCI Cr Put option liability
Equity transaction between shareholders	52,453	= D - (A+B+C)	Dr Hyperinflation effects and transactions between shareholders Cr Put option liability
Balance at December 31, 2020	417,386	D
Translation difference recognized in OCI (i)	44,384	E	Dr Other comprehensive income Cr Put option liability
Derecognition of NCI subject to the put	(12)	F	Dr Put option liability Cr NCI
Equity transaction between shareholders	48,112	= G - (D+E+F)	Dr Hyperinflation effects and transactions between shareholders Cr Put option liability
Balance at December 31, 2021	509,870	G
Translation difference recognized in OCI (i)	176,832	H	Dr Other comprehensive income Cr Put option liability
Derecognition of NCI subject to the put	(36,423)	I	Dr Put option liability Cr NCI
Equity transaction between shareholders	1,620	= J - (G+H+I)	Dr Hyperinflation effects and transactions between shareholders Cr Put option liability
Balance at December 31, 2022	651,899	J

(i)	Relates to the translation adjustment that arises from the translation of the put option financial liability denominated in Uruguayan pesos (the put option is held by a Uruguayan subsidiary) into Colombian pesos, which is recorded under the “Other comprehensive income” column of the statements of changes in equity.

●	Disclose that the IASB is considering the accounting for written puts on NCI as part of its project on Financial Instruments with Characteristics of Equity and thus there may be changes in the accounting going forward pending resolution of the standard setting project.

The Company revised the disclosure in Note 4 to the audited consolidated financial statements, on page F-73 of the Registration Statement, to disclose that the IASB is considering the accounting for written puts on NCI as part of its project on Financial Instruments with Characteristics of Equity and thus there may be changes in the accounting going forward pending resolution of the standard setting project.

General

7.	Please update your financial statements in accordance with Item 8 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has updated the Registration Statement to include the Company’s audited historical consolidated financial statements as of and for the year ended December 31, 2022, as well as the Company’s unaudited interim historical consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Ivonne Windmueller Palacio
Ivonne Windmueller Palacio
Chief Financial Officer
Almacenes Éxito S.A.

cc:	Carlos Mario Giraldo Moreno, Chief Executive Officer
Almacenes Éxito S.A.

John Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP